Exhibit (a)(5)(J)

SILLERMAN STOCKHOLDERS ELECT TO ACCEPT CASH FOR CKX SHARES

NEW YORK, Jun 20, 2011 (BUSINESS WIRE) -- Robert F.X. Sillerman announced today that he has elected to receive cash in exchange for all of his shares of CKx, Inc. (“CKx”) common stock, as have CKx shareholders Laura Sillerman and Sillerman Capital Holdings, L.P.  These holders had previously agreed, pursuant to a Non-Tender and Support Agreement, not to tender their shares of stock in the tender offer by CKx Entertainment Offeror, LLC (f/k/a Colonel Offeror Sub, LLC) (“Offeror”) and to contribute such shares to an affiliate of the Offeror at the offer price for cash or, subject to conditions, a combination of cash and common stock of an affiliate of the Offeror.  The completion of the initial tender offer was announced on June 16, 2011, at which time Offeror also announced a subsequent offering period for all remaining shares of CKx common stock to expire at 5:00 p.m., New York City time, on Monday, June 20, 2011.

Mr. Sillerman commented:  “I am very proud of what we accomplished at CKx.  It is a great company and I have great admiration for the team at Apollo.  Given my responsibilities as Executive Chairman of Function (X) Inc. and as Chairman and CEO of Circle Entertainment, Inc., I have elected to focus on these new opportunities as my priority.”

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IMPORTANT NOTICE: This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of CKx. CKx Entertainment Offeror, LLC and certain other persons have filed a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC, and has mailed the Offer to Purchase, forms of letter of transmittal and related documents to CKx stockholders. CKx has filed with the SEC, and has mailed to CKx stockholders, a solicitation/recommendation statement on Schedule 14D-9.

These documents are available at no charge at the SEC’s website at www.sec.gov. Also, according to the Offer to Purchase, copies of the Offer to Purchase and the related materials may be obtained for free by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll-free (888) 750-5834, or by directing a request by mail to Goldman, Sachs & Co., 200 West Street, New York, NY 10282, or by calling toll-free (800) 323-5678.

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